Volumetric Fund, Inc.

87 Violet Drive

Pearl River, New York 10965

Phone: 845-623-7637

September 14, 2016

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E. Washington, DC 20549

RE: SEC SOX Review Telephone Call on Aug 25, 2016

Dear Mr. Ellington,

In regards to our conversation on Aug 25, 2016, we believe we have addressed all the points discussed. Please find our response below.

1.

Within the Statement of Net Assets, for the Annual Report Filing (dated 12/31/15), regarding the Fidelity Money Market Government Fund, indicate the fee, if over 1 basis point. Insure the Fund is in compliance with AFFE rules.

Response: The Fidelity Money Market Government Fund fee and other fund fees will be added in future reports, in accordance with AFFE rules, if applicable.

2.

In the Statement of Net Assets, insure the share class for the money market fund and stock positions are indicated, as the share class was missing from the Fidelity Money Market Government Fund.

Response: The share class was indicated for all the applicable stock positions. The shares for the money market fund was Class “I”. The money market share class will be indicated going forward.

3.

Fund Expense – Indicate the exact number of days in the 6 month period. (Item 27(d)1 Form 1a); not just “6 month”.

Response: The number of days will be disclosed in future reports.

4.

Form N-Q (Quarterly Reports) Add the following: the Cost of Investment Securities and the Net Unrealized Appreciation/Depreciation.

Response: The Cost of the Investment Securities, the Net Unrealized Appreciation/Depreciation Aggregated, the Gross Unrealized Appreciation and the Gross Unrealized Depreciation, will be included in future N-Q reports.

5.

Form 40-17G (Fidelity Bond) (Filed: 09/28/15) add Board resolution/approval and a statement stating that the fee was paid.

Response: These items were added to the 40-17G report and it was refiled with the SEC on September 8, 2016.

6.

The Summary Prospectus indicates the following web-links:

a.

Within the Summary Prospectus, the web address for additional reports should be the specific webpage of the reports, not the “home” page of Volumetric Fund (www.volumetric.com).

Response: Currently, a user can select “Reports” from the “home” page menu to obtain additional reports. In the future, the Summary Prospectus will indicate the specific webpage of the reports, instead of the “home” page.

b.

Within the Summary Prospectus, the web address of the Prospectus is indicated as: www.volumetric.com/prospectus.pdf . This web address does not open the Prospectus.

Response – While the Prospectus was always available at www.volumetric.com, the Prospectus is now also available at website www.volumetric.com/prospectus.pdf.

On behalf of Volumetric Fund, Inc., we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve Volumetric Fund, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) Volumetric Fund, Inc. will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving Volumetric Fund, Inc.

If you have any questions or comments, I may be reached at 845-623-7637 or jg@volumetric.com.

Thank you,

/s/ Jeffrey Gibs

Jeffrey Gibs

Volumetric Fund, Inc.

President

Chief Compliance Officer